Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) (“Gold Fields” or “the Company”) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 ACQUISITION OF GOLD FIELDS SECURITIES BY PUBLIC INVESTMENT CORPORATION SOC LIMITED("PIC") In accordance with Section 122(3)(b) of the Companies Act, No. 71 of 2008 and section 3.83(b) of the JSE Limited Listings Requirements, Shareholders are hereby advised that Gold Fields Limited has received formal notification that the Public Investment Corporation SOC Limited (PIC) has, in aggregate, acquired an interest in the ordinary shares of the Company, such that the total interest in the ordinary shares of the Company held by PIC now amounts to 15.335% (from 10.098%) of the total issued ordinary shares of the Company. As required in terms of Section 122 of the Companies Act, the required notice has been filed with the Takeover Regulation Panel. The Board of directors of Gold Fields accepts responsibility for the information contained in the announcement, having received the forms TRP121.1 from PIC, and to the best of their respective knowledge believe the information contained in the announcement is accordingly true and to the best of their knowledge does not omit anything likely to affect the importance of the information contained in this announcement. 03 May 2023 Sponsor: J.P.Morgan Equities South Africa (Pty) Ltd